COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

U.S. POST OFFICE
DELAYED

File Number: 82.2994


02002722

10 December 2001


RECEIVED
JAN 23 2002
316
WASH, D.C.
SECTION
PROCESSING

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully



PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

D.A. WYLIE
COMPANY SECRETARY

dlw 1/31

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA CCA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Facsimile to: 1300 300 021
Facsimile from: 9259 6233


RECEIVED
PROCESSING
JAN 23 2002
316
WASH, D.C.
SECTION

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

COCA-COLA AMATIL DEFINES GROWTH MODEL

Sydney, 10 December 2001: Attached to this letter is the Coca-Cola Amatil Limited (CCA) presentation material to be used in the one-on-one and group investor meetings being undertaken from 10 December 2001 by Mr Terry Davis, Managing Director, and Mr Mike Ihlein, Chief Financial Officer.

Mr Terry Davis, commenting on the message he will deliver in the meetings, said "Our commitment to stakeholders is to seek to accelerate CCA's return on capital employed in our core business. The management targets we have set are:

- Earnings growth of 10% to 15% per annum
- EPS growth of 12% to 15% per annum; and
- Return on Capital Employed improvement of 1% to 1.5% per annum."

Yours faithfully



D A Wylie
Secretary

No. of pages including this page: 17

For further information, please contact:

Peter Steel Telephone: 61 2 9259 6553
Email: peter.steel@anz.ccamatil.com

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000

Coca-Cola Amatil

Terry Davis
Managing Director

Mike Ihlein
Chief Financial Officer

December 2001


COCA-COLA CCA AMATIL


Life tastes good.™

Accelerate Returns - Framework

Need to accelerate Return on Capital Employed (ROCE) in core business

Bottom up/Top down review of all non-performing assets and non mission-critical activities (complete by March 02)

Life tastes good.™

Management Growth Targets

Earnings Growth	**10-15% pa**
EPS Growth	**12-15% pa**
ROCE Growth	**1-1.5% pa**

Life tastes good.™

Accelerate Returns - Key Drivers

CCA Partnership with TCCC	
Revenue Generation	Cost Reduction
Capital Management	Customer Service Improvement
Community	

Life tastes good.™

Partnership with TCCC

"…focus on…working with bottlers to improve system economics"

Doug Daft, October 2001

- TCCC stated acknowledgement that Bottler's ROIC > WACC
- Emphasis by CCA and TCCC on relationship improvement
- Seek to eliminate duplicated responsibilities between CCA and TCCC
- Accelerate new product development across key targeted beverage segments


COCA-COLA CCA AMATIL

Corporate Governance Improvement - A Priority

Independent Chairman (not from the Coke system)

Independent Managing Director (not from the Coke system)

Establishment of Related Party Committee

4 Independent Directors (of 8)


Life tastes good.

Revenue Generation Opportunities



	2000 Mix				
	NSR	EBIT	Population	Plants	Per Capita Consumption
Australia	52%	70%	19.1m	6	334
Oceania	11%	14%			181
New Zealand			3.8m	3	
PNG			4.4m	2	
Fiji			0.8m	1	
South Korea	26%	5%	47.3m	3	68
Indonesia	11%	11%	209.7m	10	13
Total	100%	100%	285.1m	25	

2000 (ongoing business)
NSR - $3 billion
EBIT - $354.4 million

1st Half 2001 (ongoing business)
NSR - $1.6 billion
EBIT - $172.3 million

Per Capita based on 8oz serving


COCA-COLA CCA AMATIL

Revenue Generation

Explore all options including:

- Revitalise CSD growth
- New beverage category development
- "Bolt-on" acquisitions to improve ROCE

Seek to optimise volume pricing mix by market, product segment and package

Greater sharing of successes and best practice within the CCA Group

Revenue Generation - CSD Growth

- Core brands 5% growth (YTD Sept'01) led by Fanta flavours
- Leverage TCCC marketing properties (Harry Potter, World Cup, etc)
- Move to seamless marketing & sales execution between CCA and TCCC
- Target growth consumption occasions and channels
- Continue product extensions and package innovation; de-list underperforming brands

Life tastes good.™

Revenue Generation - Other Beverage Categories


Life tastes good.

Replenishment

- Water: Australia - Mount Franklin, pump & Deep Spring (20% YTD Sept '01 growth)
- Sport drinks: Australia - Powerade, No. 1 brand in Australia (>20% YTD Sept '01 growth)

Health & Nutrition -Juice drinks: South Korea - Qoo, No. 3 CCA brand in Sept '01 qtr (within 4 months from launch)

Rejuvenation -Energy drinks: Australia/NZ - Lift Plus

New Product Development - all markets, share best practice


COCA-COLA CCA AMATIL

Cost Reduction

Review all non mission-critical activities

Australia: national production network

South Korea: headcount reduction (ERP, expats, etc) and manufacturing efficiencies

Restructure CCA Group remuneration practices to be consistent with market rates and better aligned with the improvements in long term shareholder return

Customer Service Improvement

Greater commitment to service excellence

- The 'Perfect Order' - right product, on time, no complaints order to become an absolute priority across all markets
- Respond to retailer concentration (eg. Aust - shopping centres, South Korea - Hypers) with more innovative offerings
- Review mix of pre-sell, conventional and tel-sell in all markets

Capital Management

Complete review of underperforming and surplus assets

Continuing strong free cash flow

– Strong investment capacity over next few years (Target - gearing of 60% to 80% and interest cover of $\geq$2.5 times EBIT)

– Allocation of future capex to highest performing markets

Life tastes good.™

CCA Generating Free Cash Flow

CCBPI Acqn.
Korea Acqn ex-Europe
Asia Pacific Focus

800
600
400
200
0
-200
-400
-600
-800
-1000

1997 1998 1999 2000 H1 2001

Trading cash flow | Net capex | Interest/Tax | Free cash flows

Improvement in free cash flow to continue for core business



Life tastes good.

COCA-COLA AMATIL

December 2001

CCA Tightening Capital Expenditure



Capital Expenditure to Net Sales Revenue
20.0%
15.0%
10.0%
5.0%
0.0%
A$399m
A$350m
A$350m
A$229m
A$63m
1997
1998
1999
2000
H1 2001
Infrastructure
Marketing Equip
Other

Ongoing capex to be managed within band of 5-6% of NSR



COCA-COLA
CCA
AMATIL



Life tastes good.

2001 Full Year Outlook


South Korea
Indonesia
PNG
Fiji
Australia
New Zealand

Despite individual market issues post September 11 NPAT (incl. Phil. Contribution to April '01) still on track for $200 million result

Ongoing business NPAT (excl. Phil.) $170 million

Life tastes good.